EATON & VAN WINKLE LLP
Three Park Avenue, 16th floor
New York, NY 10016

May 1, 2011

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re: Target Acquisitions I, Inc.
Form 8-K/A
Filed March 13, 2012
File No. 000-53328

Dear Mr. Reynolds:

On behalf of our client, Target Acquisitions I, Inc., a Delaware corporation (the “Company”), we request an extension of an additional ten days to respond to the staff’s comment letter dated March 30,2012 on the Company’s Form 8-K/A (Amendment No.3) reporting the acquisition of China Real Fortune Mining Limited.

Very truly yours,

/s/ Vincent J. McGill

Vincent J. McGill

cc:	Ronald E. Alper Pamela Howell, Esq. James Giugliano Brian K. Bhandari